29 April 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 404,000 RELX PLC ordinary shares at a price of 1208.3315p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 76,910,480 ordinary shares in treasury, and has 1,099,732,660 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 13,030,700 shares.

RELX NV announces that today, it purchased (through UBS Limited) 360,000 RELX NV ordinary shares at a price of €14.6448 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 68,855,194 ordinary shares in treasury, and has 979,989,617 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 11,741,800 shares.